REUBEN E. PRICE & CO.
                     PUBLIC ACCOUNTANCY CORPORATION
                            703 MARKET STREET
                         SAN FRANCISCO, CA 94103



We have been engaged to audit consolidated balance sheets of Finet Holdings Corporation and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years April 30 , 1997, 1996 and 1995. We have incurred unanticipated delays in completing this engagement that, for the following reasons, could not be eliminated without unreasonable effort or expense:

     1. Due to the Registrant's minimal operating activity and staffing during most of calendar 1996, the relocation of its administrative office and the storage of most of its records, locating, assembling and reviewing the Company's accounting information required more time than anticipated.

      2. Between December 16, 1996 and April 30, 1997, the Company raised additional equity capital, restructured its liabilities, completed an acquisition of one company and a reverse triangular merger with a second company, and began continuing mortgage banking operations. These activities materially increased the time and audit staff resources required to complete the engagement in comparison to prior years.

      3. The acquisition and merger transactions described above involved complex legal, accounting and tax issues for which little precedent authority was available. Material delays were incurred in obtaining clear authoritative source information to assure proper treatment of these transactions. Considerable dialogue and analysis was required to reach consensus among the acquiree's prior independent accountants, FASB and SEC staff as to the appropriate accounting methodology and determination of independent accountant status. It was eventually determined that, although the Registrant legally acquired the subsidiary through a reverse merger, the subsidiary acquired the Registrant for accounting purposes and Reuben E. Price & Co. continued as the Registrant's independent accountant throughout the affected periods. The time required to resolve these complex issues delayed our audit activities.

      4. As a result of the Registrant's change of fiscal year end from December 31 to April 30, the period to be audited became sixteen months rather than twelve. Additionally, we were not previously the independent accountants of the acquired subsidiaries upon which the audit would be based. The additional procedures involved in any first year audit, combined with the extended audit period and short time to complete the audit engagement after resolution of merger accounting methodology prevented completion of the audit in the time requested by the Registrant.

/s/ REUBEN E. PRICE & CO.

REUBEN E. PRICE & CO.
San Francisco, CA

July 29, 1997